SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

30 March 2011

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 30 March 2011

                re: Annual Financial Report and Notice of AGM

44/10                                                                                                                                                                                                                                                                                                                                                                                         30 March 2011

LLOYDS BANKING GROUP PLC
ANNUAL REPORT AND ACCOUNTS FOR THE YEAR ENDING
31 DECEMBER 2010

In accordance with Listing Rule 9.6.1, Lloyds Banking Group plc has submitted today the following documents to the National Storage Mechanism.

•	Annual Report 2010

•	Annual Review 2010

•	Notice of 2011 Annual General Meeting

•	Form of Proxy for the 2011 Annual General Meeting

The documents will shortly be available for inspection at www.hemscott.com/nsm.do

Copies of the Annual Report 2010, Annual Review 2010 and Notice of 2011 Annual General Meeting are available on our website www.lloydsbankinggroup.com

This announcement also contains additional information for the purposes of compliance with the Disclosure and Transparency Rules, including principal risk factors, details of related party transactions and a responsibility statement.  This information is extracted,in full unedited text, from the Annual Report 2010 (the 'Annual Report').  References to page numbers and notes to the accounts made in the following Appendices, refer to page numbers and notes to the accounts in the Annual Report.

- END -

For further information:

Investor Relations
Kate O'Neill                                                                            +44 (0) 20 7356 3520
Managing Director, Investor Relations
Email: kate.o'neill@ltsb-finance.co.uk

Michael Oliver                                                                        +44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Charles King                                                                          +44 (0) 20 7356 3537
Director of Investor Relations
Email: charles.king@ltsb-finance.co.uk

Corporate Affairs
Matthew Young                                                                      +44 (0) 20 7356 2231
Director of Corporate Affairs
Email: matt.young@lloydsbanking.com

Media Relations
Mark Elliott                                                                             +44 (0) 20 7356 1164
Head of Media Relations
Email: mark.elliott2@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; market related trends and developments; changing demographic trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of Governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors. Please refer to the latest Annual Report on form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Appendix 1 - Risk Factors

The principal risks and uncertainties relating to Lloyds Banking Group plc are set out on pages 70 to 73 of the Annual Report.  The following is extracted in full and unedited form from the Annual Report.

PRINCIPAL RISKS AND UNCERTANTIES At present the most significant risks faced by the Group, which are derived from the primary risk drivers detailed in table 1.3 below, are:
Risk: Definition	Features
Credit: The risk of reductions in earnings and/or value, through financial loss, as a result of the failure of the party with whom the Group has contracted to meet its obligations (both on and off balance sheet).

Arising in the Retail, Wholesale and Wealth and International divisions, reflecting the risks inherent in the Group's lending activities and, to a much lesser extent in the Insurance division in respect of investment of own funds. Adverse changes in the credit quality of the Group's UK and/or international borrowers and counterparties, or in their behaviour, would be expected to reduce the value of the Group's assets and materially increase the Group's write-downs and allowances for impairment losses. Credit risk can be affected by a range of factors, including, inter alia, increased unemployment, reduced asset values, increased personal or corporate insolvency levels, reduced corporate profits, increased interest rates or higher tenant defaults.  Over the last three years, the global banking crisis and economic downturn has driven cyclically high bad debt charges. These have arisen from the Group's lending to:

- Wholesale customers (including those in Wealth and International): where companies continue to face difficult business conditions, resulting in elevated corporate default levels, illiquid commercial property markets and heightened impairment charges.  The Group has high levels of exposure in both the UK and internationally, including Ireland, USA and Australia.  There are particular concentrations to financial institutions and commercial real estate, including secondary and tertiary locations.

- Retail customers (including those in Wealth and International).  UK bad debts have reduced materially in 2010 as a result of risk management activity and more stable, low interest rate UK economic conditions.  This portfolio will remain strongly linked to the economic environment, with inter alia house prices fall, unemployment increases, consumer over-indebtedness and rising interest rates all likely to impact both secured and unsecured retail exposures.

The Group follows a through the economic cycle, relationship based, business model with risk management processes, appetites and experienced staff in place.

Legal and regulatory: Legal and regulatory risk is the risk of reductions in earnings and/ or value, through financial or reputational loss, from failing to comply with the laws, regulations or codes applicable.

Legal and regulatory exposure is driven by the significant volume of current legislation and regulation within the UK and overseas with which the Group has to comply, along with new or proposed legislation and regulation which needs to be reviewed, assessed and embedded into day-to-day operational and business practices across the Group as a whole.  This is particularly the case in the current market environment, which is witnessing increased levels of government and regulatory intervention in the banking sector.

The Group continues to face political and regulatory scrutiny as a result of the Group's perceived systemic importance following the acquisition of HBOS.  At the time of the acquisition, the Office of Fair Trading (OFT) identified some competition concerns in the UK personal current accounts and mortgages markets and for SME banking in Scotland.  The OFT reiterated that it would keep these under review and consider whether to refer any banking markets to the Competition Commission if it identifies any prevention, restriction or distortion of competition.

The UK Government appointed an Independent Commission on Banking to review possible structural measures to reform the banking system and promote stability and competition. That commission will publish its final report by the end of September 2011.  The Treasury Select Committee is conducting an examination of competition in retail banking.  It is too early to quantify the potential impact of these developments on the Group.

From April 2011, lead regulation and supervision of the Group's activities will begin transitioning from the FSA to the new Financial Conduct Authority for conduct of business supervision and the Prudential Regulatory Authority for capital and liquidity supervision.  In addition, from 2011, the European Banking Authority, the European Insurance and Occupational Pensions Authority and the European Securities and Markets Authority as new EU Supervisory Authorities are likely to have greater influence on regulatory approaches across the EU.  These could lead to changes in how the Group is regulated and supervised on a day-to-day basis.

Evolving capital and liquidity requirements continue to be a priority for the Group. In September 2010 and further clarified in December 2010, the Basel Committee on Banking Supervision put forward proposals for a reform package which changes the regulatory capital and liquidity standards, the definition of 'capital', introduces new definitions for the calculation of counterparty credit risk and leverage ratios, additional capital buffers and development of a global liquidity standard. Implementation of these changes is expected to be phased in between 2012 and 2018.

The Group is currently assessing the impacts of these regulatory developments and will participate in the consultation and calibration processes to be undertaken by the various regulatory bodies during 2011. The insurance division is progressing its plans to achieve Solvency II compliance. The Group continues to work closely with the regulatory authorities and industry associations to ensure that it is able to identify and respond to proposed regulatory changes and mitigate against risks to the Group and its stakeholders.

There is a risk that certain aspects of the Group's business may be determined by the authorities or the courts as not being conducted in accordance with applicable laws or regulations, or with what is fair and reasonable in their opinion. The Group may also be liable for damages to third parties harmed by the conduct of its business.

Liquidity and funding: Liquidity risk is defined as the risk that the Group has insufficient financial resources to meet its commitments as they fall due, or can only secure them at excessive cost.

Funding risk is defined as the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient.

Arising in the banking business of the Group through the Retail, Wholesale and Wealth and International divisions reflecting the risk that the Group is unable to attract and retain either retail, wholesale or corporate deposits or issue debt securities.  Like all major banks, the Group is dependent on confidence in the short and longer term wholesale funding markets; should the Group, due to exceptional circumstances, be unable to continue to source sustainable funding and provide liquidity when necessary, the Group's ability to fund its financial obligations could be impacted.

The key dependencies for successfully funding the Group's balance sheet include the continued functioning of the money and capital markets; successful right sizing of the Group's balance sheet; the continuation of HM Treasury and Bank of England facilities in accordance with the terms agreed; limited further deterioration in the UK's and the Group's credit rating and no significant or sudden withdrawal of deposits resulting in increased reliance on wholesale funding markets.  A return to the extreme market conditions of 2008 would place a strain on the Group's ability to meet its financial commitments.

Liquidity and funding risks are managed within a Board approved framework using a range of metrics to monitor the Group's profile against its stated appetite and potential market conditions.

Market Risk: The risk of reductions in earnings and/or value, through financial or reputational loss, from unfavourable market moves; including changes in, and increased volatility of, interest rates, market-implied inflation rates, credit spreads, foreign exchange rates, equity, property and commodity prices.

Market risk is managed within a Board approved framework using a range of metrics to monitor the Group's profile against its stated appetite and potential market conditions.

The principal market risks are as follows:

There is a risk to the Group's banking income arising from the level of interest rates and the margin of interbank rates over central bank rates. A further banking risk arises from competitive pressures on product terms in existing loans and deposits, which sometimes restrict the Group in its ability to change interest rates applying to customers in response to changes in interbank and central bank rates.

The main equity market risks arise in the life assurance companies and staff pension schemes. Credit spread risk arises in the life assurance companies, pension schemes and banking businesses. Equity market movements and changes in credit spreads impact the Group's results.

Continuing concerns about the scale of deficits in Ireland and southern European countries resulted in increased credit spreads in the areas affected, and fears of contagion affected the Euro and widened spreads between central bank and interbank rates.

The Group's trading activity is small relative to its peers and is not considered to be a principal risk. The average 95 per cent 1-day trading Value at Risk (VaR) was £7.4 million for 2010.

Insurance Risk: The risk of reductions in earnings and/or value, through financial or reputational loss, due to fluctuations in the timing, frequency and severity of insured/ underwritten events and to fluctuations in the timing and amount of claims settlements.

The major sources of insurance risk are within the insurance businesses and the staff defined benefit pension schemes.

Insurance risk is inherent in the insurance business and can be affected by customer behaviour. Insurance risks accepted relate primarily to mortality, longevity, morbidity, persistency, expenses, property and unemployment.

The primary insurance risk carried by the Group's defined benefit pension schemes is related to longevity.

Insurance risks typically, and longevity in particular, crystallise gradually over time.  Actuarial assumption setting for financial reporting and liability management requires expert judgement as to when evidence of an emerging trend is sufficient to require an alteration to long-run assumptions.

Customer treatment: The risk of regulatory censure and/or a reduction in earnings/value, through financial or reputational loss, from inappropriate or poor customer treatment.
Customer treatment and how the Group manages its customer relationships affects all aspects of the Group's operations and is closely aligned with achievement of the Group's strategic aim - to create deep long lasting relationships with its customers. There is currently a high level of scrutiny regarding the treatment of customers by financial institutions from the press, politicians and regulatory bodies.

The FSA continues to drive focus on conduct of business activities and has established a new approach to supervision of Conduct Risk, replacing the previous 'Treating Customers Fairly' initiative for retail customers.  Under this new regime the FSA has indicated that it will seek to place greater emphasis on product governance and contract terms in general, and will seek to intervene much earlier in the product lifecycle to prevent customer detriment. The FSA also continues to carry out thematic reviews on a variety of issues across the industry as a whole, for example complaints handling. The Group actively engages with the regulatory authorities and other stakeholders on these key customer treatment challenges, which includes for example, PPI (see note 54 to the financial statements on page 237 'Contingent liabilities and commitments').

The Group has policies, procedures and governance arrangements in place to facilitate the fair treatment of customers. Since the acquisition of HBOS, the Group has made significant progress in aligning its approach to Treating Customers Fairly across both heritages. In addition the Group has aligned its
Treating Customers Fairly governance and management information arrangements, with customer impact being a key factor in assessing every integration proposition. The Group regularly reviews its product range to ensure that it meets regulatory requirements and is competitive in the market place.

People: The risk of reductions in earnings and/or value, through financial or reputational loss, from inappropriate colleague actions and behaviour, industrial action, legal action in relation to people, or health and safety issues. Loss can also be incurred through failure to recruit, retain, train, reward and incentivise appropriately skilled staff to achieve business objectives and through failure to take appropriate action as a result of staff underperformance.

The Group aims to attract, retain, and develop high calibre talent. Failure to do so would present a significant risk to delivering the Group's overall strategy and is affected by a range of factors including:

- Ongoing regulatory and public interest in remuneration practices
- Delivery of the Group's integration commitments, and
- Uncertainty about EU state aid requirements and the Independent Commission on Banking's proposals for banking reform.

The Group's remuneration arrangements encourage compliant and appropriate behaviour from colleagues, in line with group policies, values and short and long term people risk priorities. The Group has continued to work closely with regulators, to seek to ensure compliance with our obligations. However, there is recognition that international consensus must be achieved to avoid UK institutions being significantly disadvantaged in attracting and retaining the highest calibre talent.

The Group continues to manage union relationships actively and the majority of colleagues are now on harmonised Terms and Conditions. There is strong ongoing commitment to support and retain colleagues throughout a period of significant integration and organisational change. Active monitoring of the Colleague Engagement Survey, allows the Group to understand engagement levels. These continue to increase and are now exceeding industry benchmarking for high performing organisations.

Lloyds Banking Group is closely engaged with the UK Government and regulators on reform proposals, and with the EU on disposal arrangements, to influence and manage colleague uncertainty.

Integration: The risk that Lloyds Banking Group fails to realise the business growth opportunities, revenue benefits, cost synergies, operational efficiencies and other benefits anticipated from, or incurs unanticipated costs and losses associated with, the acquisition of HBOS plc.

The integration of the two heritage organisations continues to be one of the largest integration challenges that has been seen in the UK financial services industry.  The Group's Integration Execution Board, chaired by the Group Operations Director, continues to oversee the integration process and progress is being regularly reviewed by the Group Executive Committee and Group Board.  While there continue to be delivery risks to the programme, not least the risk of new regulatory requirements which may have an effect on resourcing, the Group is now two years into the integration programme and has a fully developed and functioning governance framework to manage these risks.  There is a clear understanding of the phased deliverables to ensure effective delivery through to 2012.

Appendix 2 - Related Party Transactions
The following statements regarding related party transactions of Lloyds Banking Group plc are set out on pages 234 to 236 of the Annual Report.  The following is extracted in full and unedited form from the Annual Report.

53 RELATED PARTY TRANSACTIONS

KEY MANAGEMENT PERSONNEL
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of an entity; the Group's key management personnel are the members of the Lloyds Banking Group plc Group Executive Committee together with its Non-Executive Directors.

The table below details, on an aggregated basis, key management personnel compensation:

	2010 £m	2009 £m
Compensation
Salaries and other short-term benefits	15	17
Post-employment benefits	2	1
Total compensation	17	18

Aggregate contributions in respect of key management personnel to defined contribution pension schemes were £0.4 million (2009: £0.4 million).

	2010 million	2009 million
Share option plans
At 1 January	2	2
Granted, including certain adjustments1 (includes entitlements of appointed directors)	4	-
At 31 December	6	2

1 Adjustments have been made, using a standard HMRC formula, to negate the dilutionary impact of the Group's 2009 capital raising activities.

	2010 million	2009 million
Share plans
At 1 January	19	7
Granted, including certain adjustments1 (includes entitlements of appointed directors)	39	17
Exercised/lapsed (includes entitlements of former directors)	(2)	(5)
At 31 December	56	19

1 Adjustments have been made, using a standard HMRC formula, to negate the dilutionary impact of the Group's 2009 capital raising activities.

The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

	2010 £m	2009 £m
Loans
At 1 January	2	3
Advanced (includes loans of appointed directors)	2	-
Repayments (includes loans of former directors)	(1)	(1)
At 31 December	3	2

 The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 0.50 per cent and 17.90 per cent in 2010 (2009: 1.28 per cent and 24.90 per cent).

No provisions have been recognised in respect of loans given to key management personnel (2009: £nil).

	2010 £m	2009 £m
Deposits
At 1 January	4	6
Placed (includes deposits of appointed directors)	12	12
Withdrawn (includes deposits of former directors)	(12)	(14)
At 31 December	4	4

Deposits placed by key management personnel attracted interest rates of up to 4.25 per cent (2009: 6.50 per cent).

At 31 December 2010, the Group did not provide any guarantees in respect of key management personnel (2009: none).

At 31 December 2010, transactions, arrangements and agreements entered into by the Group's banking subsidiaries with directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £2 million with six directors and four connected persons (2009: £2 million with seven directors and four connected persons).

SUBSIDIARIES
Details of the principal subsidiaries are given in note 9 to the parent company financial statements.  In accordance with IAS 27, transactions and balances with subsidiaries have been eliminated on consolidation.

HM TREASURY
In January 2009, HM Treasury became a related party of the Company following its subscription for ordinary shares issued under a placing and open offer. As at 31 December 2010, HM Treasury held a 41 per cent interest (December 2009: 43 per cent) in the Company's ordinary share capital and consequently HM Treasury remained a related party of the Company throughout 2010.

Capital transactions
During 2010 HM Treasury has not subscribed for any of the Company's ordinary or preference share capital, with the decline in the percentage of ordinary shares held by HM Treasury reflecting the issuance by the Company of ordinary shares as set out in note 47.

Lending commitments
On 23 March 2010, the Company entered into a deed poll in favour of HM Treasury, the Department for Business, Innovation and Skills and the Departments for Communities and Local Government confirming its lending commitments for the 12 month period commencing 1 March 2010. The Company agreed, subject to, amongst other things, sufficient customer demand, to provide gross new lending to UK businesses of £44,000 million and to adjust the undertakings (but not the level of lending agreed in 2009) given in connection with lending to homeowners for the 12 month period. This additional lending is expressed to be subject to the Group's prevailing commercial terms and conditions (including pricing and risk assessment) and, in relation to mortgage lending, the Group's standard credit and other acceptance criteria.

Credit Guarantee Scheme
HM Treasury launched the Credit Guarantee Scheme in October 2008 as part of a range of measures announced by the UK Government intended to ease the turbulence in the UK banking system. It charges a commercial fee for the guarantee of new short and medium-term debt issuance. The fee payable to HM Treasury on guaranteed issues is based on a per annum rate of 50 basis points plus the median five-year credit default swap spread. At 31 December 2010, the Group had £45,308 million (2009: £49,954 million) of debt issued under the Credit Guarantee Scheme. During 2010, the Group redeemed £4,987 million of bonds. The Group's income statement includes fees of £454 million (2009: £498 million) payable to HM Treasury in respect of guaranteed funding.

There were no other material transactions between the Group and HM Treasury during 2010 that were not made in the ordinary course of business or that were unusual in their nature or conditions.

OTHER RELATED PARTY TRANSACTIONS

Pensions funds
The Group provides banking and some investment management services to certain of the Group pension funds. At 31 December 2010, customer deposits of £64 million (2009: £99 million) and investment and insurance contract liabilities of £850 million (2009: £691 million) related to the Group's pension funds.

Open Ended Investment Companies (OEICs)
The Group manages 402 (2009: 382) OEICs, and of these 111 (2009: 108) are consolidated. The Group invested £1,460 million (2009: £1,271 million) and redeemed £982 million (2009: £1,076 million) in the unconsolidated OEICs during the year and had investments, at fair value, of £7,920 million (2009: £6,954 million) at 31 December. The Group earned fees of £271 million from the unconsolidated OEICs (2009: £217 million). The Company held no investments in OEICs at any time during 2009 or 2010.

Joint ventures and associates
The Group provides both administration and processing services to its principal joint venture, Sainsbury's Bank plc. The amounts receivable by the Group during the year were £31 million (2009: £34 million), of which £8 million was outstanding at 31 December 2010 (2009: £10 million). At 31 December 2010, Sainsbury's Bank plc also had balances with the Group that were included in loans and advances to banks of £1,277 million (2009: £1,218 million) and deposits by banks of £1,358 million (2009: £1,405 million).

At 31 December 2010 there were loans and advances to customers of £5,660 million (2009: £12,235 million) outstanding and balances within customer deposits of £151 million (2009: £254 million) relating to other joint ventures and associates.

In addition to the above balances, the Group has a number of other associates held by its venture capital business that it accounts for at fair value through profit or loss. At 31 December 2010, these companies had total assets of approximately £12,216 million (2009: £14,840 million), total liabilities of approximately £11,937million (2009: £15,300 million) and for the year ended 31 December 2010 had turnover of approximately £3,829 million (2009: £10,570 million) and made a net profit of approximately £182 million (2009: net loss of £572 million).  In addition, the Group has provided £3,316 million (2009: £6,014 million) of financing to these companies on which it received £93 million (2009: £191 million) of interest income in the year.

Appendix 3 - Directors' Responsibility Statement
The following statement is extracted from page 113 of the Annual Report.  This statement relates solely to the Annual Report and is not connected to the extracted information set out in this announcement or the 2010 Results News Release dated 25 February 2011.

DIRECTORS' RESPONSIBILITY STATEMENT
Each of the directors, whose names and functions are listed on pages 110 and 111 of this annual report, confirm that, to the best of his or her knowledge:

-
the Group financial statements, which have been prepared in accordance with IFRSs as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and Group; and

-
the management report contained in the Business Review includes a fair review of the development and performance of the business and the position of the Company and Group, together with a description of the principal risks and uncertainties that they face.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                                                               (Registrant)

                                                                                                                                                 By: M D Oliver

                                                                                                                                                 Name: M D Oliver

                                                                                                                                                 Title: Director of Investor Relations

Date: 30 March 2011